UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Subject Company)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Person Filing Statement)

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L6388F110

(CUSIP Number of Class of Securities)

Mauricio Ramos

Chair of the Board

Millicom International Cellular S.A.

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

Phone: +352 691 750960 / +1 908 463 8588

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William H. Aaronson

Michael Senders

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ii

INTRODUCTION

This Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (together with the exhibits attached hereto, this “Schedule 14D-9”) is filed by Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), having its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Luxembourg, with corporate registration number B40630 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg) (the “Company”), and relates to the Offers (as defined below) by Atlas Luxco S.à r.l., a private limited liability company (société à responsabilité limitée) existing under the laws of Luxembourg, having its registered office at 53, boulevard Royal, L-2449 Luxembourg, Luxembourg, with corporate registration number B274990 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg) (“Purchaser”), a subsidiary of Atlas Investissement S.A.S, a simplified joint-stock company (société par actions simplifiée), having its registered office at 16 Rue de la Ville-l’Évêque, FR-75008 Paris, France, with corporate registration number 908 070 188 with the Paris Trade and Companies Registry (R.C.S Paris) (“Parent”). Parent is a majority owned subsidiary of NJJ Holding S.A.S., a simplified joint-stock company (société par actions simplifiée) domiciled in Paris, France, wholly owned by Xavier Niel (“NJJ” and, together with Purchaser, Parent and Xavier Niel, the “Purchaser Group”).

Pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed with the Securities and Exchange Commission (“SEC”) on July 1, 2024 (together with any amendments or supplements thereto, the “Schedule TO”) by the Purchaser Group and Maxime Lombardini, the Non-Executive Director, President and Chief Operating Officer of the Company, as well as Vice-Chairman of the Board of Directors of Iliad Group (an affiliate of Purchaser and Parent) (together with the Purchaser Group, the “Filing Parties”), Purchaser has offered to purchase, through separate but concurrent offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer” and, together with the Swedish Offer, the “Offers”), all of the issued and outstanding common shares (CUSIP L6388F110), par value $1.50 per share (each, a “Common Share” and, collectively, the “Common Shares”), including Swedish Depositary Receipts (ISIN: SE0001174970) representing Common Shares (each of which represents one Common Share) (each, an “SDR” and, collectively, the “SDRs” and, together with the Common Shares, the “Shares”), of the Company that are not already owned by the Purchaser Group and its affiliates, for $24.00 per Common Share and $24.00 per SDR (each such amount, as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO (the “Transmittal Documents”).

References in this Schedule 14D-9 to the Company’s “shareholders” include both holders of Common Shares and holders of SDRs unless otherwise specified.

AS FURTHER DISCUSSED IN ITEM 4 (“THE SOLICITATION OR RECOMMENDATION—REASONS FOR THE RECOMMENDATION”) BELOW, THE INDEPENDENT COMMITTEE OF THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS REJECT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS, INCLUDING FOR THE FOLLOWING REASONS:

•	the Offer Price significantly undervalues the Company, including based on the following considerations (subject to the qualifications and limitations described in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation” and “Item 8. Additional Information”):

o	the Offer Price does not adequately take into account expectations based on the Company’s long-range plan that the Company will generate Equity free cash flow(1) of $659 million, $701 million and $833 million in 2024, 2025 and 2026, respectively;

o	the Offer Price does not adequately take into account that, as previously announced and based on results through mid-June 2024, the Company’s Equity free cash flow(1) for full year 2024 is expected to be above $600 million and the Company’s Leverage(1) is expected to end 2024 near the intermediate term target of 2.5x;

(1) Equity free cash flow and Leverage are non-IFRS measures. Please see “Item 8. Additional Information — Use of Non-IFRS Terms” for more information on these measures.

•	the Offer Price is well below trading multiples for comparable listed companies:

o	while the average 2024 enterprise value to operating cash flow multiple of the Company’s Trading Peers[1] is 7.4x, the Offer Price represents a 37.3% discount to the price per Share implied by applying the same multiple to the Company; and

o	while the average Equity free cash flow yield of the Company’s Trading Peers is 10.5%, the Offer Price represents a 30.1% discount to the price per Share implied by applying the same yield to the Company;

•	the Offer Price represents a discount to the most recent closing price of the Shares and the closing prices of the Shares on certain other key dates:

o	a discount of 2.2% to the closing price of $24.55 per Common Share on June 28, 2024, the last full trading day prior to the announcement of the Offers;

o	a discount of 0.3% to the volume weighted average price of $24.07 per Common Share for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers; and

o	a discount of 3.1% to the closing price of $24.78 per Common Share on July 12, 2024, the last full trading day prior to the filing of this Schedule 14D-9;

•	the average control premia to undisturbed prices observed in all-cash technology, media, and telecommunications (“TMT”) transactions involving targets that are considered to be large publicly listed companies in the United States and Europe over the past 15 years range between 17.4% and 46.4%, while the Offer Price represents a mere 1.8% premium to the closing price of $23.58 per Common Share on May 22, 2024, the last full trading day prior to Purchaser issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares;

•	if Purchaser waives the “95% minimum tender condition” applicable to the Offers and the Offers are accepted only to such extent that Purchaser becomes the owner of Shares representing at least 33 1⁄3% of the Company’s outstanding Shares (being the “mandatory bid threshold” under Luxembourg law), the Purchaser Group could continue to purchase Shares in the open market without having paid a control premium to shareholders who have tendered their Shares in the Offers or ever paying a control premium in the future;

•	if Purchaser acquires additional Shares in the Offers and increases its ownership of the Company and exercises its ability to waive the “95% minimum tender condition” applicable to the Offers, liquidity of the Shares may be reduced, which could have an adverse effect on the Company’s stock price and could jeopardize the existence of an active trading market for the Shares; and

•	Purchaser states in the Offer to Purchase that it reasonably believes that the Offer Price “is fair to [u]naffiliated [s]hareholders seeking immediate liquidity”, while the Independent Committee evaluated and bases its recommendation on whether the Offer Price is fair to all of the Company’s unaffiliated shareholders.

1 “Trading Peers” include: Liberty Latin America Ltd. (LILA), America Movil S.A.B. de C.V. (AMX), Telefonica Brasil S.A. (VIVT3), and TIM Brasil Serviços e Participações S.A. (TIMS3). Entel S.A. (ENTEL) is not considered a relevant trading peer because of its lower profitability margins as a result of a different business model and product mix, as well as lower trading liquidity.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the Company, as the subject company to which this Schedule 14D-9 relates, and the address and telephone number of its principal executive offices are:

Millicom International Cellular S.A.

2, Rue du Fort Bourbon

L-1249 Luxembourg

Grand Duchy of Luxembourg

+352 691 750 960

Securities

The title of the subject class of equity securities to which this Schedule 14D-9 relates is the Company’s common shares (CUSIP L6388F110), par value $1.50 per share, including Swedish Depositary Receipts (ISIN: SE0001174970) representing Common Shares (each of which represents one Common Share). As of the close of business on July 5, 2024, the most recent practicable date prior to the filing of this Schedule 14D-9, there were 172,096,305 Shares issued (including 821,489 Common Shares and/or SDRs held in treasury by the Company).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The filing person is the Company. The name, business address and business telephone number of the Company are set forth in the section entitled “Item 1. Subject Company Information — Name and Address” above and are incorporated herein by reference.

The Company is making certain information relating to the Offers available on its website at https://www.millicom.com/investors/public-offer. The information on the Company’s website should not be considered a part of this Schedule 14D-9 and, except as expressly stated in this Schedule 14D-9, is not incorporated herein by reference.

Tender Offers

The information set forth in this Schedule 14D-9 under the heading “Introduction” above is incorporated herein by reference.

This Schedule 14D-9 relates to the Offers by Purchaser for all of the Shares at the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and Transmittal Documents.

In the US Offer, the Offer Price of $24.00 per Common Share is payable net to the seller in cash, without interest, less any withholding taxes that may be applicable. In the Swedish Offer, settlement will be made in SEK and the Offer Price of $24.00 per SDR will be converted into SEK in connection with settlement, as further described in the Offer to Purchase.

Under the terms of the Offers, if the Company, prior to the settlement of the Offers, distributes dividends or in net to the seller any other way distributes or transfers value to the Company shareholders, the Offer Price will be adjusted accordingly. No fraction of a Share will be purchased from any holder, and all payments to tendering holders of Shares pursuant to the Offers will be rounded to the nearest whole cent or rounded off to two decimal points of SEK, as applicable.

The terms of the US Offer and the Swedish Offer are substantially the same, subject to the limited differences described in the Offer to Purchase, such as that persons tendering SDRs in the Swedish Offer will receive consideration denominated in SEK and persons tendering into the US Offer will receive consideration denominated in USD.

The initial acceptance period for the Offers (the “Offer Period”) commenced on July 1, 2024 and is scheduled to expire at one minute after 10:59 a.m. EST, or one minute after 4:59 p.m. CEST, on August 16, 2024, unless the Offer Period is extended (the end of the Offer Period, as it may be extended, the “Expiration Time”). The Purchaser has reserved the right to extend the Offer Period and to postpone the settlement date.

The US Offer and the Swedish Offer are subject to the same conditions for consummation. According to the Schedule TO, the consummation of the Offers is subject to the following seven conditions precedent:

1.	the Offers being accepted to such extent that Purchaser becomes the owner of Shares representing 95% or more of the Shares, excluding 840,641 Shares held in treasury by the Company (the “Minimum Tender Condition”);

2.	no other party announcing an offer to acquire Shares on terms that are more favorable to the Company’s shareholders than the Offers;

3.	with respect to the Offers and completion of the acquisition of the Company, receipt of all necessary regulatory, governmental or similar clearances, approvals, decisions and other actions from authorities or similar, including from competition authorities, being obtained, in each case on terms which, in Purchaser’s opinion, are acceptable;

4.	neither the Offers nor the acquisition of the Company being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

5.	no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on the Company’s financial position or operations, including the Company’s sales, results, liquidity, equity ratio, equity or assets;

6.	no information made public by the Company, or otherwise made available to Purchaser by the Company, being inaccurate, incomplete or misleading, and the Company having made public all information which should have been made public; and

7.	the Company not taking any action that is likely to impair the prerequisites for making or completing the Offers.

Purchaser has reserved the right to withdraw the Offers in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, under the Takeover rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Swedish Takeover Rules”), with regard to each of conditions 2–7 above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Purchaser’s acquisition of the Company or if otherwise approved by the Swedish Securities Council.

Additionally, Purchaser has reserved the right to waive, in whole or in part, one, several or all of the conditions to the consummation of the Offers set forth above, including, with respect to the Minimum Tender Condition, to complete the Offers at a lower level of acceptance.

According to the Schedule TO, if the conditions for completion of the Offers are satisfied and the Offers are successful, following consummation of the Offers and to the extent legally permitted by applicable law, Purchaser currently intends to delist the Common Shares from the Nasdaq Stock Market and the SDRs from Nasdaq Stockholm, Large Cap, to terminate registration of the Common Shares under Section 12(g)(4) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and to suspend the Company’s reporting obligations under Section 15(d) of the Exchange Act (collectively the “Suspension”).

According to the Schedule TO, the address of Purchaser is 53, boulevard Royal, L-2449 Luxembourg, Luxembourg and the address of each other member of the Purchaser Group is 16 Rue de la Ville-l’Évêque, FR-75008 Paris, France.

The foregoing summary of the terms and conditions of the Offers does not purport to be complete and is qualified in its entirety by reference to the contents of the Offer to Purchase, the Schedule TO and the Transmittal Documents. The Company takes no responsibility for (i) the accuracy or completeness of any information described in this Schedule 14D-9 that is contained in, or otherwise incorporated by reference to, the Offer to Purchase, the Schedule TO or the Transmittal Documents, (ii) any information set forth in the Offer to Purchase, the Schedule TO or the Transmittal Documents or (iii) any failure by the Filing Parties to disclose events or circumstances that may have occurred and may affect the significance, accuracy or completeness of any such information.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

According to the Schedule TO, as of July 1, 2024, the Purchaser Group owned 49,966,734 Shares (composed entirely of SDRs), which represent approximately 29.03% of the share capital and the total number of votes in the Company (based on there being 172,096,305 Shares issued).

The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Certain Agreements between Parent and its Affiliates and Millicom”, “Special Factors — Interests of Certain Millicom Directors and Executive Officers in the Offers” and “The Tender Offers — Certain Information Concerning Millicom — Millicom’s Board of Directors, Group Management and Auditor” is incorporated herein by reference.

Additionally, the information set forth in the sections in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024 (the “Annual Report”), entitled “Item 6.A.: Directors and Senior Management”, “Item 6.B.: Compensation”, “Item 6.C.: Board Practices”, “Item 7.A.: Major Shareholders” and “Item 7.B.: Related Party Transactions” is incorporated herein by reference.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates or (ii) Purchaser or any of its respective executive officers, directors or affiliates, on the other hand.

Independent Committee

The Purchaser Group holds substantial ownership of the Company and certain members of the Company’s board of directors (the “Board”) are executive officers, directors or affiliates of the Purchaser Group. Accordingly, on May 23, 2024, the Board formed an independent committee (the “Independent Committee”), comprised of Mauricio Ramos (the Chair of the Board), Maria Teresa Arnal, Bruce Churchill, Justine Dimovic, Tomas Eliasson and Blanca Treviño de Vega (i.e., all of the members of the Board except for Aude Durand, Maxime Lombardini and Thomas Reynaud, who are executive officers, directors or affiliates of the Purchaser Group (collectively, the “Atlas Directors”)), to, among other things, manage all matters on behalf of the Company related to the Offers. The Independent Committee was aware of the agreements and arrangements described (and incorporated by reference) in this Item 3 during its deliberations with respect to the Offers and in determining to make the recommendation set forth in this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Independent Committee

After careful discussion and consideration, including review of the terms of the Offers in consultation with the Company Financial Advisors and Nordea (each as defined below), the Independent Committee unanimously determined that the Offers significantly undervalue the Company and are not in the best interests of the Company and its shareholders.

ACCORDINGLY, AS FURTHER DISCUSSED BELOW UNDER THE HEADING “ — REASONS FOR THE RECOMMENDATION”, THE INDEPENDENT COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS REJECT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS, INCLUDING FOR THE FOLLOWING REASONS:

•	the Offer Price significantly undervalues the Company, including based on the following considerations (subject to the qualifications and limitations described below under the heading “ — Reasons for the Recommendation” and “Item 8. Additional Information”):

o	the Offer Price does not adequately take into account expectations based on the Company’s long-range plan that the Company will generate Equity free cash flow(1) of $659 million, $701 million and $833 million in 2024, 2025 and 2026, respectively;

o	the Offer Price does not adequately take into account that, as previously announced and based on results through mid-June 2024, the Company’s Equity free cash flow(1) for full year 2024 is expected to be above $600 million and the Company’s Leverage(1) is expected to end 2024 near the intermediate term target of 2.5x;

(1) Equity free cash flow and Leverage are non-IFRS measures. Please see “Item 8. Additional Information — Use of Non-IFRS Terms” for more information on these measures.

•	the Offer Price is well below trading multiples for comparable listed companies:

o	while the average 2024 enterprise value to operating cash flow multiple of the Company’s Trading Peers[2] is 7.4x, the Offer Price represents a 37.3% discount to the price per Share implied by applying the same multiple to the Company; and

o	while the average Equity free cash flow yield of the Company’s Trading Peers is 10.5%, the Offer Price represents a 30.1% discount to the price per Share implied by applying the same yield to the Company;

•	the Offer Price represents a discount to the most recent closing price of the Shares and the closing prices of the Shares on certain other key dates:

o	a discount of 2.2% to the closing price of $24.55 per Common Share on June 28, 2024, the last full trading day prior to the announcement of the Offers;

o	a discount of 0.3% to the volume weighted average price of $24.07 per Common Share for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers; and

o	a discount of 3.1% to the closing price of $24.78 per Common Share on July 12, 2024, the last full trading day prior to the filing of this Schedule 14D-9;

•	the average control premia to undisturbed prices observed in all-cash TMT transactions involving targets that are considered to be large publicly listed companies in the United States and Europe over the past 15 years range between 17.4% and 46.4%, while the Offer Price represents a mere 1.8% premium to the closing price of $23.58 per Common Share on May 22, 2024, the last full trading day prior to Purchaser issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares;

•	if Purchaser waives the “95% minimum tender condition” applicable to the Offers and the Offers are accepted only to such extent that Purchaser becomes the owner of Shares representing at least 33 1⁄3% of the Company’s outstanding Shares (being the “mandatory bid threshold” under Luxembourg law), the Purchaser Group could continue to purchase Shares in the open market without having paid a control premium to shareholders who have tendered their Shares in the Offers or ever paying a control premium in the future;

•	if Purchaser acquires additional Shares in the Offers and increases its ownership of the Company and exercises its ability to waive the “95% minimum tender condition” applicable to the Offers, liquidity of the Shares may be reduced, which could have an adverse effect on the Company’s stock price and could jeopardize the existence of an active trading market for the Shares; and

•	Purchaser states in the Offer to Purchase that it reasonably believes that the Offer Price “is fair to [u]naffiliated [s]hareholders seeking immediate liquidity”, while the Independent Committee evaluated and bases its recommendation on whether the Offer Price is fair to all of the Company’s unaffiliated shareholders.

Please see “ — Reasons for the Recommendation” below for further detail.

2  “Trading Peers” include: Liberty Latin America Ltd. (LILA), America Movil S.A.B. de C.V. (AMX), Telefonica Brasil S.A. (VIVT3), and TIM Brasil Serviços e Participações S.A. (TIMS3). Entel S.A. (ENTEL) is not considered a relevant trading peer because of its lower profitability margins as a result of a different business model and product mix, as well as lower trading liquidity.

The Company’s shareholders can withdraw some or all of any Shares that they previously tendered into the Offers not later than one minute after 10:59 a.m. EST, or one minute after 4:59 p.m. CEST, on August 16, 2024 (i.e., the Expiration Time); provided that, exclusively in connection with the Swedish Offer, Purchaser has not announced that the conditions for completion of the Offers have been fulfilled. If the conditions for completion of the Offers, which Purchaser has reserved the right to waive, have not been satisfied or waived and remain during an extension of the Offers, the right to withdraw an acceptance will apply in the same manner throughout any such extension of the Offers.

For assistance in withdrawing Shares, the Company’s shareholders can contact their broker or the Company’s investor relations department at the following contact information:

Michel Morin, VP Investor Relations

investors@millicom.com

A copy of the press release relating to the recommendation of the Independent Committee that the Company’s shareholders reject the Offers and not tender their Shares pursuant to the Offers is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offers

The following chronology summarizes certain key events related to the Offers. The following chronology does not purport to catalogue every conversation by, of or among the members of the Board or Independent Committee, members of the Purchaser Group, the Company’s representatives, the Purchaser Group’s representatives and/or any other parties. The information set forth in the section of the Offer to Purchase entitled “Special Factors—Background” is incorporated herein by reference.

On November 4, 2022, Parent issued a press release confirming that it held an approximately 7% interest in the Company and stated that it was supportive of the strategy the Company presented in February 2022, the Board and the Company’s management team.

On February 24, 2023, Parent issued a press release announcing that it held an approximately 20% interest in the Company through Purchaser.

On May 23, 2024, Parent sent the Board a non-binding indication of interest (the “First Atlas Letter”) related to a potential all-cash offer for all of the Shares (including Shares represented by SDRs) that Parent and its affiliates did not then currently own, for a purchase price of $24.00 per Common Share (and the SEK equivalent per SDR). The proposal indicated that Parent had begun exploratory discussions with potential lenders to obtain debt financing for the potential offer. Later that day, Parent publicly announced that it had sent the First Atlas Letter and that it held an approximately 29.19% interest in the Company, and the Company publicly confirmed receipt of the First Atlas Letter.

At a meeting of the Board held on May 23, 2024, the Board formed the Independent Committee.

On June 5, 2024, Parent and the Company entered into a confidentiality agreement with Parent in connection with the potential offers.

On June 10, 2024, the Purchaser Group’s outside counsel held a call with the Company’s Chief Legal and Compliance Officer and Davis Polk & Wardwell LLP (“Davis Polk”), the Company’s counsel, to request certain additional information relating to regulatory approval matters in connection with the potential offers.

On June 11, 2024, representatives of the Purchaser Group, the Purchaser Group’s counsel and counsel to prospective lenders to the Purchaser Group held a call with the Company’s Chief Financial Officer, the Company’s Treasurer, the Company’s Chief Legal and Compliance Officer and Davis Polk to request certain additional information relating to the Company’s outstanding debt arrangements. Promptly following such call, the Company provided the Purchaser Group and its counsel with access to a virtual data room containing certain legal documentation relating to such debt arrangements.

On June 12, 2024, Parent sent the Board (i) a letter (the “Second Atlas Letter”) confirming its intent to move forward with a “recommended” voluntary all-cash tender offer at the same price indicated in the First Atlas Letter (less any dividend announced, resolved or paid, and adjusted to reflect significant asset disposals or other significant transactions, prior to settlement of the offer) and (ii) an information request list. The Second Atlas Letter noted that the proposed offer would be financed with up to $7.1 billion of debt provided by certain banks pursuant to financing agreements, the main terms of which were agreed and the long-form documentation for which was well advanced. The Second Atlas Letter stated that Parent expected to finalize all legal documentation required to launch its offer within three weeks and that it was working toward announcing the offer by the end of June or early July. The Second Atlas Letter further requested that the Company provide certain additional diligence materials.

On June 13, 2024, the Independent Committee met to discuss the Second Atlas Letter. The Independent Committee unanimously believed that the proposal reflected in the Second Atlas Letter significantly undervalued the Company. Over the course of June 13 through June 16, 2024, the Independent Committee regularly continued to discuss how to best respond to the Second Atlas Letter, given that it specified that Parent’s intent was to move forward with a “recommended” voluntary all-cash offer but neither (i) requested the Independent Committee’s recommendation (or what would be required therefor) nor (ii) suggested that the Purchaser Group was prepared to negotiate the Offer Price prior to launching the Offers.

On June 18, 2024, Mauricio Ramos, on behalf of the Independent Committee, sent a letter to Parent stating that Parent’s proposed offer price significantly undervalued the Company and further informed Parent that, given that Parent had neither raised its intended offer price nor indicated that it might raise its intended offer price despite the diligence materials and calls held with the Company’s management (which were limited and did not contain inside information), that the Independent Committee did not see a basis to provide any further diligence access to the Purchaser Group at that time. The letter also described additional information the Independent Committee would require should Parent wish to submit a revised proposal for the Independent Committee’s consideration.

On June 19, 2024, Parent, through its financial advisor, requested a meeting with the Independent Committee to occur during the following week.

On June 25, 2024, the Independent Committee held a meeting at which representatives of Goldman Sachs International (“Goldman Sachs”) and Morgan Stanley & Co. International plc (“Morgan Stanley” and, together with Goldman Sachs, the “Company Financial Advisors”), each in their capacity as financial advisors to the Company, and Davis Polk were present. The Independent Committee discussed Purchaser’s intended offer price with the Company Financial Advisors. The Independent Committee unanimously reaffirmed its belief that Parent’s proposed offer price significantly undervalued the Company.

On June 26, 2024, at Purchaser’s request, certain members of the Independent Committee held a meeting with representatives of the Purchaser Group to discuss the proposed offer. At the meeting, representatives of the Purchaser Group indicated that, despite the Independent Committee’s June 18, 2024 letter to Parent stating the Independent Committee’s belief that Parent’s proposed offer price would significantly undervalue the Company, Purchaser intended to move forward with the proposed offer in the near future and that the offer would be at a price of $24.00 per Common Share (and the SEK equivalent per SDR).

On June 27, 2024, the Independent Committee issued a press release (the “June 27 Press Release”) announcing (i) that it anticipated the Purchaser Group would launch an all-cash tender offer in the near term at a price of $24.00 per Common Share (and the SEK equivalent per SDR), notwithstanding the fact that the Independent Committee had previously informed the Purchaser Group that the Independent Committee unanimously believed that such an offer price would significantly undervalue the Company, and (ii) in light of the anticipated tender offer, and to support the Company’s shareholders in evaluating such tender offer, based on the Company’s preliminary review of financial performance for the second quarter of 2024 (which then continued, and still continues, to be subject to review by the Company’s management and auditor), the Independent Committee’s expectations as to certain financial performance (as discussed below).

On July 1, 2024, contrary to Purchaser’s stated intent in the Second Atlas Letter to pursue a “recommended” offer, Purchaser launched the Offers by issuing a press release (and subsequently on the same day obtained approval of the Offer to Purchase from the Swedish Financial Supervisory Authority) and filed with the SEC the Schedule TO.

On July 6, 2024, Nordea Bank Abp, filial i Sverige, Corporate Finance (“Nordea”) was engaged to provide an opinion to the Independent Committee in accordance with the Swedish Takeover Rules as to whether the offer price of $24.00 per Common Share and per SDR was fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Purchaser and its affiliates). Nordea is considered to be independent for purposes of, and as defined in, the Swedish Takeover Rules.

On July 12, 2024, the Independent Committee held a meeting at which Nordea rendered an oral opinion, subsequently confirmed in writing, to the effect that, as of July 12, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the offer price of $24.00 per Common Share and per SDR was not fair, from a financial point of view, for the holders of Shares (other than the Purchaser and its affiliates). The full text of the written opinion of Nordea, dated July 12, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such opinion, is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is also attached to the statement of the Independent Committee made under the Swedish Takeover Rules (the “Swedish Recommendation Statement”) filed as Exhibit (a)(2)(A) to this Schedule 14D-9. For further details on Nordea’s opinion, please see “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation”.

Following Nordea’s delivery of its oral opinion, at meetings of the Independent Committee held on July 12, 2024 and July 15, 2024, the Independent Committee further discussed and considered the terms of the Offers and, after careful discussion and consideration, the Independent Committee unanimously determined that the Offers significantly undervalue the Company and are not in the best interests of the Company and its shareholders.

On July 15, 2024, the Company issued the Swedish Recommendation Statement by way of a press release, filed this Schedule 14D-9 with the SEC and issued a press release summarizing the filing of this Schedule 14D-9 and the Independent Committee’s recommendation that the Company’s shareholders reject the Offers and not tender their Shares pursuant to the Offers.

Reasons for the Recommendation

FOR THE REASONS SET FORTH BELOW, THE INDEPENDENT COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS REJECT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS.

In evaluating the Offers, the Independent Committee consulted with the Company’s management, as well as with the Company Financial Advisors, Nordea (which was engaged to provide an opinion to the Independent Committee in accordance with the Swedish Takeover Rules as to whether the offer price of $24.00 per Common Share and per SDR was fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Purchaser and its affiliates)) and the Independent Committee’s counsel, Davis Polk, Nord Advokater KB and Advokatfirman Lindahl (with respect to Swedish legal matters) and Hogan Lovells (Luxembourg) LLP (with respect to Luxembourg legal matters).

The Independent Committee conducted an overall assessment and reviewed, considered and evaluated a significant amount of information and factors, including potential benefits, detriments and implications of the Offers to the Company and its shareholders that the Independent Committee considered relevant for its evaluation of the Offers. These factors included, but were not limited to, the current and historic market prices of the Shares, prevailing market conditions and opportunities and challenges in each market in which the Company operates, the Company’s strategic options and the Company’s expected future development and financial performance, as well as opportunities and risks related to the foregoing.

Further, and without limitation, the Independent Committee, in consultation with the Company’s management, the Company Financial Advisors and Nordea, analyzed the Offers using certain methods typically used for evaluating tender offers for publicly listed companies, including the implied valuation of the Company in the Offers relative to comparable publicly listed companies, the Offer Price relative to the price per share paid in comparable transactions, premia that were applicable in previous tender offers for comparable publicly listed companies, the Independent Committee’s belief of the stock market’s expectations in respect of the Company and the Independent Committee’s view of the Company’s long-term value, including based on the Company’s long-range plan and expected future cash flows.

The Independent Committee believes that, taken as a whole, the following factors support the Independent Committee’s decision to recommend that the Company’s shareholders reject the Offers and not tender their Shares pursuant to the Offers:

•	The Offer Price Significantly Undervalues the Company, Including Based on the Following Considerations:

o	The Offer Price Does Not Adequately Take Into Account Expectations Based on the Company’s Long-Range Plan That the Company Will Generate Equity Free Cash Flow(1) of $659 Million, $701 Million and $833 Million in 2024, 2025 and 2026, Respectively.

In evaluating the Offers and in the course of its deliberations leading to the determination to recommend that the shareholders of the Company reject the Offers and not tender their Shares pursuant to the Offers, the Independent Committee discussed with the Company’s management its most updated long-range plan for the Company (the “Long-Range Plan”) (which continues to be subject to review by the Company’s management and auditor), including the Company’s anticipated cash flow generation contemplated thereby, and which was based, in part, on the 2024Q2 Preliminary Financial Review (as defined below).

Accordingly, in connection with the Offers, and to support the Company’s shareholders in evaluating the Offers and the Independent Committee’s recommendation, the Independent Committee observes that the Long-Range Plan presently indicates the following expectations for the Company’s 2024 through 2026 fiscal years (the “Long-Range Plan Expectations”):

($ in millions)	2024E	2025E	2026E
Equity free cash flow(1)	659	701	833
Leverage(1)	2.4x	1.9x	1.5x

(1) Equity free cash flow and Leverage are non-IFRS measures. Please see “Item 8. Additional Information — Use of Non-IFRS Terms” for more information on these measures.

The Long-Range Plan Expectations are underpinned by, among other things, recent cash flow outperformance (as announced in the June 27 Press Release and discussed below) and expected near-term cash flow improvement. While the Company has gone through a period of constrained cash flows over the last several years, given meaningful investments made by the Company in its business activities, including with respect to spectrum, capital expenditures and recent internal restructurings, the Company’s management believes this investment period is nearing conclusion and expects the Company’s cash flow generation to significantly increase over the coming years as reflected in the Long-Range Plan. However, the Long-Range Plan Expectations assume that no capital allocation activities or transactions, including distributions of dividends, share repurchases, strategic transactions or similar activities or transactions, have been undertaken by the Company in the relevant period(s).

Accordingly, taking into account risk-adjusted value, potential benefits, risks and uncertainties that may ultimately impact the accuracy of the Long-Range Plan, and subject to further changes in the Company’s business, assets, liabilities, financial condition, results of operations, management, competitive position, prospects and operating plans, as well as industry, economic and stock and credit market conditions, the Independent Committee believes that the intrinsic valuation of the Company implied by the Long-Range Plan is more favorable to the Company’s shareholders than the valuation implied by the Offer Price.

Note that the Company’s actual future financial results may differ materially from those expressed in the Long-Range Plan due to numerous factors, including many that are beyond the Company’s ability to control or predict. The above information about the Long-Range Plan should be read in light of the important disclosures set forth in “Item 8. Additional Information — Cautionary Statement” and “Item 8. Additional Information — Forward-Looking Statements”.

o	The Offer Price Does Not Adequately Take Into Account That, As Announced Previously and Based on Results Through Mid-June 2024, the Company’s Equity Free Cash Flow(1) for 2024 Is Expected to Be Above $600 Million.

The Long-Range Plan Expectations, and in particular the expectations regarding future cash flow, are supported by the Independent Committee’s prior announcement in the June 27 Press Release that, based on the preliminary review and report by the Company’s management of the Company’s financial performance for the second quarter of 2024 (which continues to be subject to review by the Company’s management and auditor) (the “2024Q2 Preliminary Financial Review”), the Independent Committee expects (the “Preliminary 2024 Expectations”):

▪	the Company’s Equity free cash flow(1) for full year 2024 will be above $600 million, based on results through mid-June 2024 and taking into account potential risks that may impact performance (with this expectation not including the Company’s prior receipt of $46 million of net proceeds from its previously announced Colombia tower sale); and

▪	the Company’s Leverage(1) will end 2024 near the intermediate term target of 2.5x.

The Preliminary 2024 Expectations also exclude proceeds that may be obtained from any future tower monetization. The Company has entered into exclusive negotiations regarding a sale and leaseback of a large portion of its tower portfolio.(2)

(1) Equity free cash flow and Leverage are non-IFRS measures. Please see “Item 8. Additional Information — Use of Non-IFRS Terms” for more information about these measures.

(2) At this stage, it is not possible to say that a transaction is likely to materialize or to make any statement on the terms, timing or form of any potential transaction.

o	The Offer Price Is Well Below Trading Multiples for Comparable Listed Companies.

Relevant trading multiples, such as 2024 enterprise value to operating cash flow (“EV/OCF”) and the 2024 expected Equity free cash flow yield (defined as Equity free cash flow divided by market capitalization) (“EFCF yield”), which are commonly used by market participants to ascertain the value of telecommunications companies based on their proximity to cash flow generation vis-à-vis other trading metrics, do not support the valuation of the Company implied by the Offer Price.

▪	The average EV/OCF multiple of the Company’s Trading Peers is 7.4x. The Offer Price represents a 37.3% discount to the price per Share implied by applying the same multiple to the Company.(1)

▪	The average EFCF yield of the Company’s Trading Peers is 10.5%. The Offer Price represents a 30.1% discount to the price per Share implied by applying the same yield to the Company.(1)

(1) Comparable multiples and yields are calculated on a proportionate basis, i.e., accounting for Operating cash flow and Equity free cash flow as per the Company’s definitions at each subsidiary level and adding it pro rata to the Company’s ownership in each subsidiary. Please see “Item 8. Additional Information — Use of Non-IFRS Terms”.

o	The Offer Price Represents a Discount to Closing Prices of the Shares on Certain Key Dates.

The Offer Price represents a discount of:

▪	2.2% to the closing price of $24.55 per Common Share (or 1.4% to the closing price of SEK 258.0 per SDR, converted at a USD/SEK exchange rate of 10.60) on June 28, 2024, the last full trading day prior to the announcement of the Offers;

▪	0.3% to the volume weighted average price of $24.07 per Common Share (or 0.2% to the volume weighted average price of SEK 252.7 per SDR, converted at an observed USD/SEK exchange rate of 10.51) for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers; and

▪	3.1% to the closing price of $24.78 per Common Share (or 2.3% to the closing price of SEK 258.8 per SDR, converted at a USD/SEK exchange rate of 10.53) on July 12, 2024, the last full trading day prior to the filing of this Schedule 14D-9.

The trading price of the Shares has remained above the Offer Price (in both USD per Common Share and SEK per SDR) ever since the Offers were launched on July 1, 2024, and through July 12, 2024, suggesting that, for so long as trading prices remain higher than the Offer Price, shareholders who wish to sell their Shares may be able to do so in the market and obtain a higher price and a quicker and more certain settlement than they would by tendering their Shares pursuant to the Offers.3

o	The Offer Price Does Not Reflect a Reasonable Control Premium Consistent with Comparable Transactions.

The Offer Price represents a mere 1.8% premium to the closing price of $23.58 per Common Share (or a 2.4% premium to the closing price of SEK 251.6 per SDR, converted at an assumed USD/SEK exchange rate of 10.73) on May 22, 2024, the last full trading day prior to Purchaser issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares.

However, relative to undisturbed prices observed in all-cash TMT transactions involving targets that are considered to be large publicly listed companies in the United States and Europe (i.e., publicly listed companies with over $1.0 billion of estimated enterprise value) over the past 15 years:

▪	average control premia range between 17.4% and 46.4%;[4]

▪	the median control premium is 28.9%.

o	The Potential Value of Ongoing and Potential Strategic Transactions and Alternatives, Including That the Company May Evaluate Whether to Distribute Dividends and/or Implement a Share Repurchase Program or Otherwise Return Capital to Its Shareholders, Further Supports That the Offer Price Significantly Undervalues the Company.

The Company has been, in the ordinary course of its business, considering various strategic transactions that may materialize in the future and result in improvements to the Company’s cash flow generation (including further improvements that are currently not contemplated by the Long-Range Plan).

Given the Long-Range Plan Expectations, and in particular the Company’s expected anticipated cash flow generation, the Company may, between 2024 and 2026, have excess cash sufficient to distribute dividends and/or implement a share repurchase program. As a result, the Company may, as part of its analysis of potential strategic transactions and alternatives, review the Company’s capital allocation framework and evaluate whether to propose resuming or implementing, subject to obtaining all requisite approvals, a new share buyback program and/or distribute to the Company’s shareholders all or a portion of excess capital generated by the Company. If the Company takes any such action, it will have an impact on the Long-Range Plan Expectations.

3  This fact is included solely to describe one factor that supported the Independent Committee’s recommendation and constitutes neither investment advice nor, in and of itself, a recommendation of the Independent Committee.

4  Range corresponds to the 25th and 75th percentile premia to undisturbed prices observed in transactions greater than $1.0 billion enterprise value involving TMT companies publicly listed in the United States and Europe announced between January 2009 and May 2024.

Any determination to distribute dividends, adopt share repurchase programs or otherwise remunerate shareholders in the future will be at the discretion of the Board (as to interim dividends) and at the discretion of the Company’s shareholders at the annual general meeting upon recommendation of the Board and will depend upon the Company’s ultimate actual results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors the Board and the Company’s shareholders at an annual general meeting, respectively, deem relevant. In addition, there can be no assurance that any future share repurchase program will be fully consummated. The amount, timing and execution of any share repurchase program may fluctuate based on the Company’s priorities for the use of cash or as a result of changes in cash flows, tax laws and the market price of the Shares.

•	The Independent Committee Has Received an Opinion from Nordea Stating That, as of July 12, 2024, and Based Upon and Subject to the Matters Considered, the Procedures Followed, the Assumptions Made and Various Limitations of and Qualifications to the Review Undertaken Set Forth in Its Written Opinion, the Offer Price of $24.00 per Common Share and per SDR Is Not Fair, from a Financial Point of View, for the Holders of Common Shares and SDRs (Other Than the Purchaser and Its Affiliates).

The full text of the written opinion of Nordea, dated July 12, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such opinion, is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is attached to the Swedish Recommendation Statement filed as Exhibit (a)(2)(A) to this Schedule 14D-9.

Nordea provided its opinion solely for the information and assistance of the Independent Committee in connection with its consideration of the Offers. Nordea’s opinion does not constitute a recommendation to any holder of Common Shares or SDRs in the Company as to whether or not the holders of Common Shares and SDRs should accept the Offers or any other matter. Nordea’s opinion was provided under, and solely for purposes of, the Swedish Takeover Rules and was prepared following customary Swedish standards and processes, which may differ from those customarily followed in the United States or elsewhere.

•	Purchaser States It Reasonably Believes the Offer Price Is Fair to Shareholders “Seeking Immediate Liquidity,” While the Independent Committee Evaluated and Bases Its Recommendation on Whether the Offer Price Is Fair to All Shareholders.

The Independent Committee observed that the Purchaser Group expressly states in the Offer to Purchase that it reasonably believes that the Offer Price “is fair to [u]naffiliated [s]hareholders seeking immediate liquidity” (emphasis added), but does not expressly state that it reasonably believes the Offer Price is fair to all unaffiliated shareholders.

However, in evaluating the Offers and in the course of its deliberations leading to the determination to recommend that the shareholders of the Company reject the Offers and not tender their Shares pursuant to the Offers, the Independent Committee considered whether the Offer Price is fair to all of the Company’s shareholders unaffiliated with the Purchaser Group.

•	The Offers Could Preclude the Company’s Shareholders from Receiving a Control Premium. The fact that if the Offers are completed, including if Purchaser waives the Minimum Tender Condition and the Offers are accepted to such extent that Purchaser becomes the owner of Shares representing more than 50% of the outstanding Shares, Purchaser would acquire control of the Company without paying a control premium. Even if Purchaser waives the Minimum Tender Condition and the Offers are accepted only to such extent that Purchaser becomes the owner of Shares representing at least 33 1⁄3% of the Company’s outstanding Shares (being the “mandatory bid threshold” under Luxembourg law), the Purchaser Group could continue to purchase Shares in the open market without paying a control premium. There can be no assurance that the Company would be able to take any action to prevent or hinder the Purchaser Group from acquiring additional Shares without paying a control premium.

•	The Offers Could Deter Superior Offers. The fact that any increased ownership of the Company by the Purchaser Group, even if the Minimum Tender Condition is waived, could significantly deter other parties potentially interested in an acquisition of, or combination with, the Company from pursuing that opportunity, even if such parties would be willing to pay more than the Offer Price.

•	The Offers Could Result in Purchaser Being a Majority Shareholder. The risk that if following the Offers (including if Purchaser chooses to waive the Minimum Tender Condition but becomes the owner of Shares representing more than 50% of the Shares) Purchaser holds a majority of the voting rights in the Company, the Company would have a majority shareholder that would be able to control certain matters requiring approval by the Company’s shareholders, including the election of directors and other matters, and could approve or block corporate actions in ways that are contrary to the interests of the Company’s other shareholders.

•	The Offers Could Reduce Liquidity. The fact that, while the Schedule TO states that if Purchaser holds securities representing not less than 95% of the capital carrying voting rights and 95% of the voting rights in the Company following the Offers, Purchaser may request that the remaining Company shareholders transfer their Shares to Purchaser in exchange for a fair price (as determined in accordance with applicable Luxembourg law) (a “Takeover Squeeze-Out”), Purchaser does not state in the Schedule TO that it intends to effect or pursue a Takeover Squeeze-Out. If Purchaser completes the Suspension but does not exercise a Takeover Squeeze-Out, it may be exceedingly burdensome for Company shareholders to sell their Shares, other than pursuant to a Takeover Sell-Out (which would be available only if Atlas and its affiliates hold, as a result of the Offers, Shares constituting more than 90% of the voting rights in the Company). Given the foregoing and Purchaser’s ability to waive the Minimum Tender Condition, the Offers could, by further consolidating Purchaser’s ownership of the Company, reduce liquidity of the Shares, which could have an adverse effect on the Company’s stock price and could jeopardize the existence of an active trading market for the Shares.

•	The Offers Are Conditional. The fact that the Offers are highly conditional (including the fact that the Offers are subject to obtaining clearance under applicable antitrust laws in the U.S., Bolivia and Colombia) and the fact that Purchaser has reserved the ability to waive the conditions to the Offers. All of the conditions to the Offers are for the sole benefit of the Purchaser Group. Further, certain conditions involve a level of subjectivity, potentially allowing Purchaser to unilaterally determine, correctly or incorrectly, that such conditions have not been met.

In addition, the Independent Committee was aware of and considered the interests that the Company’s directors and executive officers may have with respect to the Offers that differ from, or are in addition to, the interests of the Company’s shareholders generally.

The foregoing discussion of the Independent Committee’s reasons for its recommendation that the Company’s shareholders reject the Offers and not tender their Shares pursuant to the Offers is not intended to be exhaustive, but the Independent Committee believes it includes all the material information and factors considered by the Independent Committee. In view of the wide variety of factors considered in connection with its evaluation of the Offers and the complexity of these matters, the Independent Committee did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Independent Committee based its unanimous recommendation on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the Independent Committee may have given different weights to different factors.

IN LIGHT OF THE FOREGOING, THE INDEPENDENT COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS REJECT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS.

Certain of the Independent Committee’s reasons for its recommendation and the explanation and related information set forth above in this section are forward-looking in nature and, therefore, should be read in light of the important disclosures set forth in “Item 8. Additional Information — Cautionary Statement” and “Item 8. Additional Information — Forward-Looking Statements”.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, the Company’s executive officers, directors, affiliates or subsidiaries currently intend to hold and not tender any Shares held of record or beneficially owned by such persons, except for Thomas Reynaud, who the Company assumes, given his relationship with the Purchaser Group, intends to tender, or cause to be tendered, all of the Shares he holds of record or beneficially owns pursuant to the Offers.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Following the commencement of the Offers, Nordea was engaged to provide an opinion to the Independent Committee in accordance with the Swedish Takeover Rules as to whether the offer price of $24.00 per Common Share and per SDR was fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Purchaser and its affiliates). In connection with its engagement, Nordea delivered an opinion, which is filed as Exhibit (a)(5)(C) to this Schedule 14D-9, is attached to the Swedish Recommendation Statement filed as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated herein by reference. In exchange for providing such opinion, Nordea will receive a fixed fee of $1,750,000, which became payable upon delivery of the opinion and is payable whether or not the Offers are consummated and is not contingent upon the Offer Price or the level of acceptance of the Offers by the Company’s shareholders. Nordea will also be reimbursed for certain expenses arising out of or in connection with the engagement and will be indemnified against certain liabilities relating to or arising out of the engagement.

Goldman Sachs and Morgan Stanley are acting as financial advisors to the Company. Each of Goldman Sachs and Morgan Stanley is being engaged to, among other things, provide analysis and considerations of the Company’s response to the Offers. Goldman Sachs and Morgan Stanley were selected based on their respective qualifications, expertise, reputation and relevant experience. The Company is negotiating engagement letters with each of Goldman Sachs and Morgan Stanley under which it will pay each of them advisory fees and reimburse each of them for certain of their reasonable expenses in connection with their engagements. The Company will also indemnify each of Goldman Sachs and Morgan Stanley against certain liabilities relating to or arising out of their engagements.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offers.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Except as set forth in the table below, and except as set forth in the Schedule TO under the section entitled “Item 8. Interest in Securities of the Subject Company”, which section is incorporated herein by reference, no transactions with respect to the Common Shares or SDRs have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the last 60 days prior to the date of this Schedule 14D-9.

Name of Person Effecting Transaction	Date of Transaction	Nature of Transaction(1)	Number of SDRs	Average price per SDR(2)
Millicom International Cellular S.A.	5/22/2024	Repurchase of SDRs	2,275	SEK 253.6489
Millicom International Cellular S.A.	5/21/2024	Repurchase of SDRs	7,426	SEK 256.3550
Millicom International Cellular S.A.	5/20/2024	Repurchase of SDRs	7,463	SEK 256.7634
Millicom International Cellular S.A.	5/17/2024	Repurchase of SDRs	7,300	SEK 254.1299
Millicom International Cellular S.A.	5/16/2024	Repurchase of SDRs	7,277	SEK 254.1169

(1)	All purchases were made pursuant to the Company’s share repurchase program announced on December 15, 2023 and were carried out on Nasdaq Stockholm by Citigroup Global Markets Limited on behalf of the Company.

(2)	Excludes commissions.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Pursuant to resolutions of the Board, the Independent Committee has been delegated exclusive power and authority to, among others things, manage all matters on behalf of the Company related to the Offers.

For the reasons discussed in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation” above, the Independent Committee unanimously determined that the Offers significantly undervalue the Company and are not in the best interests of the Company and its shareholders. Accordingly, this Schedule 14D-9 sets forth the Independent Committee’s recommendation that the Company’s shareholders reject the Offers and not tender their Shares pursuant to the Offers.

The Company regularly maintains discussions with third parties in the industries in which it participates regarding possible business transactions and otherwise, in the ordinary course of its business, considers various strategic transactions. The Company has not ceased such activity as a result of the Offers and expects to continue such activity. The Company’s policy has been, and continues to be, not to disclose or comment on the existence or content of any such discussions with third parties or potential strategic transactions (except as may be required by applicable law or regulations).

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company (as the subject company) is not undertaking or engaged in any negotiations in response to the Offers that relate to: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there has been no transaction, Board or Independent Committee resolution, agreement in principle or signed contract entered into in response to the Offers that relates to, or would result in, one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

Under Luxembourg Law, Shareholder Approval of a Takeover Squeeze-Out Is Not Required

The Purchaser Group has stated that if the Offers are consummated, subject to applicable law, the Purchaser Group would have the right to exercise a Takeover Squeeze-Out, as a result of which the other remaining Company shareholders would transfer their Shares to Purchaser in exchange for a fair price (as determined in accordance with applicable Luxembourg law). Pursuant to Article 15 paragraph 5 of the Luxembourg Takeover Law, the Offer Price is presumed to be fair for a Takeover Squeeze-Out if Purchaser, through acceptance of the Offers, succeeded in acquiring securities representing not less than 90% of the share capital of the Company carrying voting rights comprised in the Offers. A Takeover Squeeze-Out would not require the approval of any other Company shareholders.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offers.

Regulatory Approvals

Except as set forth in this Schedule 14D-9 and in the Offer to Purchase, the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser to acquire or own Shares pursuant to the Offers. There can be no assurance that a challenge to the Offers relating to regulatory approvals will not be made, or if such a challenge is made, what the result will be.

Cautionary Statement

In connection with its review and evaluation of the Offers, the Independent Committee considered (i) the 2024Q2 Preliminary Financial Review, which was the basis of the Preliminary 2024 Expectations and (ii) the Long-Range Plan, which was the basis of the Long-Range Plan Expectations. The 2024Q2 Preliminary Financial Review and the Long-Range Plan are referred to collectively as the “Expectation Details” and the Preliminary 2024 Expectations and the Long-Range Plan Expectations are referred to collectively as the “Expectations”.

The Expectations included in this Schedule 14D-9 are intended solely to provide the Company’s shareholders access to certain of the Independent Committee’s interpretations of the Expectation Details that were made available to the Independent Committee, the Company Financial Advisors and Nordea. The Expectation Details and the Expectations are not being included in this Schedule 14D-9 to influence the decision of any Company shareholders regarding whether to tender Shares in the Offers or for any other purpose. The Expectation Details on which the Expectations were based may include projections that differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offers.

The Expectation Details on which the Expectations were based are necessarily based on numerous variables, estimates, assumptions and judgments made by the Company’s management, based on information available at the time the Expectation Details were developed, with respect to industry performance and competition, general business, economic, regulatory, market and financial conditions, other future events and matters specific to the Company’s business, all of which are inherently uncertain, difficult to predict and many of which are beyond the Company’s control. There can be no assurances that the Expectations will accurately reflect future trends or accurately estimate the Company’s future financial and operating performance.

Additionally, calculations of the Expectations (and the underlying Expectation Details) assume that no capital allocation activities or transactions, including distributions of dividends, share repurchases, strategic transactions or similar activities or transactions, have been undertaken by the Company in the relevant period(s).

The Expectation Details on which the Expectations were based are also inherently based on assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Expectations not to be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including the ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance and competition, general business, economic, regulatory, market and financial conditions and other factors described in or referenced below in the section “Item 8. Additional Information — Forward-Looking Statements” and those risks and uncertainties detailed in the Company’s public filings with the SEC, including those set forth in the Annual Report under the section entitled “Part I — Item 3. Key Information — D. Risk Factors”. Accordingly, there can be no assurance that the Expectations will be realized, and actual results may vary materially from the Expectations. Modeling and forecasting the future performance of a provider of fixed and mobile telecommunications services is a highly speculative endeavor.

The Expectations include certain financial measures which are not IFRS measures. Such financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS. The Company’s calculations of these financial measures may differ from others in its industry and are not necessarily comparable with information presented under similar captions used by other companies. Please see “—Use of Non-IFRS Terms” below for more information about these measures.

The Expectation Details on which the Expectations were based were the responsibility of the Company’s management. Neither Ernst & Young Société anonyme (“EY”), the Company’s independent registered public accounting firm, nor any other auditing firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Expectation Details and, accordingly, neither EY nor any other auditing firm has expressed any opinion or any other form of assurance with respect thereto.

The inclusion of the Expectations in this Schedule 14D-9 should not be regarded as an indication that the Company, the Company Financial Advisors, Nordea or any of their respective affiliates, officers, directors, advisors or representatives considered or consider the Expectations to be predictive of actual future events, and the Expectations should not be relied on as such. None of the Company, the Company Financial Advisors, Nordea nor any of their respective affiliates, officers, directors, advisors or representatives can give any assurance that actual results will not differ materially from the Expectations.

None of the Company, the Company Financial Advisors, Nordea or any of their respective affiliates, officers, directors, advisors or representatives has made or makes any representation to any Company shareholder or other investor regarding the ultimate performance of the Company compared to the Expectations or that the Expectations will be achieved.

In light of the foregoing factors and the uncertainties inherent in the Expectations, Company shareholders and other investors are cautioned not to place undue, if any, reliance on the Expectations.

None of the Company nor any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any Expectations to reflect circumstances existing after the date the Expectation Details were generated or the Expectations were formed or to reflect the occurrence of subsequent or future events even in the event that any or all of the assumptions underlying the Expectations are shown to be in error. The Company undertakes no responsibility to make publicly available any update or other revision to the Expectations except as required by law.

Forward-Looking Statements

This Schedule 14D-9 contains statements that constitute “forward-looking” statements under U.S. federal securities laws, including certain forward-looking statements concerning the Company’s intentions, beliefs or current expectations regarding the Company’s future financial results, plans, liquidity, prospects, growth, strategy and profitability, as well as the general economic conditions of the industries and countries in which the Company operates. Forward-looking statements include the Expectations, the Expectation Details, statements concerning the Company’s plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, the Company’s competitive strengths and weaknesses, the Company’s business strategy and the trends the Company anticipates in the industries and the economic, political and legal environments in which the Company operates and other information that is not historical information.

Many of the forward-looking statements contained in this Schedule 14D-9 can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others. These statements appear in a number of places in this Schedule 14D-9 and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations with respect to:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets the Company serves, which can be impacted by geopolitical developments outside of the Company’s principal geographic markets;

•	potential disruption due to diseases, pandemics (including the COVID-19 virus), political events, armed conflict and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and the Company’s ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of the Company’s operational goals, financial targets and strategic plans, including the anticipated efficiencies and savings of the Company’s cost-reduction project, the acceleration of cash flow growth and the expansion of the Company’s fixed broadband network;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	the achievement of environmental, social and governance targets, including through the use of solar panels and other methods that aim to lower the energy consumption of the Company’s networks, such as the increased implementation of Fiber-to-the-Home, and various diversity, equity and inclusion targets;

•	the Company’s ability to grow the Company’s mobile financial services business in the Company’s Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of the Company’s business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the Company’s expectations regarding the growth in fixed broadband penetration rates and the return that the Company’s investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	the Company’s ability to create a new organizational structure for the Tigo Money business and manage it independently to enhance its value;

•	the Company’s ability to optimize the utilization and capital structure of the Company’s tower assets, and increase the Company’s network coverage, capacity and quality of service by focusing capital on other fixed assets;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in the Company’s supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	the Company’s ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans;

•	other factors or trends affecting the Company’s financial condition or results of operations; and

•	various other factors, including without limitation those described under “Part I — Item 3. Key Information — D. Risk Factors” in the Annual Report.

This list of important factors is not exhaustive. You should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environments in which the Company operates. Forward-looking statements are only the Company’s current expectations and are based on the Company’s management’s beliefs and assumptions and on information currently available to the Company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under “Part I — Item 3. Key Information — D. Risk Factors” in the Annual Report.

The Company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof except as required by law.

Use of Non-IFRS Terms

Non-IFRS Measures

This Schedule 14D-9 contains financial measures that are not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures, and they are not uniformly or legally defined financial measures. Non-IFRS measures are not substitutes for IFRS measures in assessing the Company’s overall operating performance. Because non-IFRS measures are not determined in accordance with IFRS, and are susceptible to varying calculations, non-IFRS measures may not be comparable to other similarly titled measures presented by other companies.

The Company does not reconcile its forward-looking non-IFRS financial measures to the nearest equivalent IFRS measures because such reconciliations are not available without unreasonable efforts, including due to the difficulty in making accurate forecasts and projections and/or certain information not being ascertainable or accessible.

Non-IFRS measures are included in this Schedule 14D-9 because they are used by the Company’s management, and the Company believes they provide investors with additional background for the analysis of certain information set forth in this Schedule 14D-9. The Company’s management uses non-IFRS measures to make operating decisions, as they facilitate additional internal comparisons of the Company’s performance to historical results, and provides them to investors for additional insight into the Company’s operating performance.

Non-IFRS measures have limitations as analytical tools. The non-IFRS measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In addition, non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS. The Company’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Description of Non-IFRS Measures

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest expense and depreciation charge.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of Net debt over LTM (Last twelve month) EBITDAaL, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Where You Can Find Additional Information

For additional information regarding the business and the financial results of the Company, please see the Annual Report, the Company’s Current Reports on Form 6-K filed from time to time with the SEC and other public filings of the Company made from time to time with the SEC, which can be obtained free of charge at the SEC’s website at www.sec.gov.

Concurrently with the filing of this Schedule 14D-9, the Independent Committee is issuing a press release announcing its recommendation and certain of the Expectations disclosed in this Schedule 14D-9.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Atlas Luxco S.à r.l., Atlas Investissement, NJJ Holding, Xavier Niel and Maxime Lombardini, filed July 1, 2024 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(2)(A)*	Swedish Recommendation Statement, dated July 15, 2024, including opinion of Nordea, dated July 12, 2024.
(a)(5)(A)*	Press Release of the Independent Committee, dated July 15, 2024.
(a)(5)(B)	Press Release of the Independent Committee, dated June 27, 2024 (incorporated by reference to the Company’s Current Report on Form 6-K, filed June 28, 2024).
(a)(5)(C)*	Opinion of Nordea, dated July 12, 2024.
(e)(1)*	Excerpts (Items 6.A., 6.B., 6.C., 7.A. and 7.B.) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024.

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ Salvador Escalón
Name: Salvador Escalón Title: Executive Vice President, Chief Legal and Compliance Officer

Date: July 15, 2024